We have a new Christine Ay Tjoe—and you can see her work in person right now Inbox ×

Masterworks <notification@masterworks.com>
to me

Dear Sam,

We just launched our first new Christine Ay Tjoe painting in nearly 2 years. It's been relatively difficult to purchase her work at domestic auctions, since her supply has been tightly controlled, but we were able to acquire a new painting from a collector in Asia.

We're reaching out to our NYC-based investors specifically with this offering, since you can actually view Ay Tjoe's late period works until August 15th at White Cube gallery in Chelsea, which marks Ay Tjoe's first major solo exhibition in the country.

This can be important for a number of reasons, but we believe that we've timed this acquisition to take advantage of this recent momentum, priming for this artist's potential long-term appreciation.



Our Offering



Ay Tjoe's New Show

If you like what you see, and want to add a recent global auction favorite, consider investing in this offering here, and view the offering circular below.

Speak With An Expert

Want to learn more about how this offering can fit into your portfolio? Chat with an adviser today.

CALL ME

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007